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                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

                Computation of Ratio of Earnings to Fixed Charges
                      and Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)



                                                       12 Mos. Ended                   Years Ended December 31
                                                         June 30,       -----------------------------------------------------
                                                           1997           1996           1995           1994           1993
                                                         --------       --------       --------       --------       --------

Fixed charges, as defined:
      Interest on long-term debt                         $ 62,439       $ 60,256       $ 55,580       $ 49,566       $ 47,129
      Amortization of debt expense
        and premium - net                                   2,767          2,998          3,441          3,511          3,004
      Interest portion of rentals                           4,335          4,311          3,962          1,282            924
                                                         --------       --------       --------       --------       --------

          Total fixed charges                            $ 69,541       $ 67,565       $ 62,983       $ 54,359       $ 51,057
                                                         --------       --------       --------       --------       --------



Earnings, as defined:
      Net income from continuing ops                     $110,899       $ 83,453       $ 87,121       $ 77,197       $ 82,776
      Add (deduct):
        Income tax expense                                 67,369         49,509         52,416         44,696         42,503
        Total fixed charges above                          69,541         67,565         62,983         54,359         51,057
                                                         --------       --------       --------       --------       --------

          Total earnings                                 $247,809       $200,527       $202,520       $176,252       $176,336
                                                         --------       --------       --------       --------       --------



Ratio of earnings to fixed charges                           3.56           2.97           3.22           3.24           3.45


Fixed charges and preferred dividend requirements:
      Fixed charges above                                $ 69,541       $ 67,565       $ 62,983       $ 54,359       $ 51,057
      Preferred dividend requirements (2)                  11,511         12,711         14,612         13,668         12,615
                                                         --------       --------       --------       --------       --------

          Total                                          $ 81,052       $ 80,276       $ 77,595       $ 68,027       $ 63,672
                                                         --------       --------       --------       --------       --------



Ratio of earnings to fixed charges
  and preferred dividend requirements                        3.06           2.50           2.61           2.59           2.77


(1) Interest on long-term debt includes the interest accrued for the new Preferred Trust Securities issued in 1997.

(2) Preferred dividend requirements have been grossed up to their pre-tax level.